UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2016

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ M. Brandjes
Name:	Michiel Brandjes
Title:	Company Secretary

Date: January 20, 2016

Royal Dutch Shell plc	2

Shell updates on fourth quarter 2015 and full year 2015 unaudited results

The Hague, 20 January 2016

As envisaged in the circular and prospectus published by Shell on 22 December 2015 relating to its recommended combination with BG Group plc, Royal Dutch Shell plc (“Shell”) today updates on its expected fourth quarter and full year 2015 results ahead of the Shell General Meeting on 27 January 2016. Fourth quarter 2015 and full year 2015 figures are expected to be published on 4 February 2016.

When Shell announces its results on 4 February 2016, Shell’s fourth quarter 2015 earnings on a current cost of supplies (“CCS”) basis excluding identified items are expected to be in the region of $1.6 – 1.9 billion. This includes Upstream of $0.4 – 0.5 billion, of which Integrated Gas some $1.6 – 1.9 billion, and Downstream of $1.4 – 1.6 billion, of which Oil Products some $1.3 – 1.4 billion and Chemicals some $0.1 – 0.2 billion. Full year 2015 earnings on a CCS basis excluding identified items are expected to be in the region of $10.4 – 10.7 billion.

Identified items for the fourth quarter 2015 are expected to be in the range of a net charge of $0.2 billion to an immaterial gain, mainly reflecting gains on sale of assets and impairments; and for the full year 2015 are expected to be a net charge of some $6.8 – 7.0 billion.

Income attributable to Royal Dutch Shell plc shareholders is expected to be in the region of $0.6 – 1.0 billion for the fourth quarter 2015 and for the full year 2015 expected to be in the region of $1.6 – 2.0 billion.

Cash flow from operating activities for the fourth quarter 2015 is expected to be in the region of $4.8 – 6.0 billion and for the full year 2015 expected to be in the region of $29.2 – 30.4 billion.

Production for the fourth quarter 2015 was 3.0 million boe/d, and for the full year 2015 2.9 million boe/d.

Gearing is expected to be 14% at the end of 2015, including net debt of $27 billion, compared to 12.2% at the end of 2014, and 12.7% at the end of third quarter 2015.

Underscoring Shell’s commitment to returns to shareholders, dividends declared for 2015 are expected to be $1.88/share or $12 billion, and for 2016 at least $1.88/share or, assuming successful completion of the combination, $15 billion in total.

Royal Dutch Shell plc	3

Commenting on the trading update, Royal Dutch Shell CEO Ben van Beurden said:

“I’m pleased with Shell’s operating performance in 2015, and the momentum in the company to reduce costs and to improve competitiveness.

Bold, strategic moves shape our industry. The completion of the BG transaction, which we are expecting in a matter of weeks, will mark the start of a new chapter in Shell, to rejuvenate the company, and improve shareholder returns.

Shell’s drive to improve competitive performance is delivering at the bottom line. Operating costs have reduced by $4 billion, or around 10% in 2015, and the company expects Shell’s costs to fall again in 2016, by a further $3 billion. Synergies from the BG combination will be in addition to that. Together, these actions will include a reduction of some 10,000 staff and direct contractor positions in 2015-16 across both companies, as streamlining and integration of the two companies continue.

Shell is taking impactful steps to refocus and reduce capital spending. Shell’s capital investment in 2015 is expected to be $29 billion, an $8 billion or over 20% reduction from 2014 levels. This has been delivered by efficiency improvements and more selectivity on new investments. Capital investment for Shell and BG combined in 2016 is currently expected to be $33 billion, around a 45% reduction from combined spending, which peaked in 2013. Flexibility for further reductions is available and will be utilised should conditions warrant that. As a result of the above actions we have retained a strong balance sheet position at around 14% gearing.

Asset sales for 2014 and 2015 now exceed $20 billion, well above the original plan of $15 billion set out in early 2014. Preparations are well advanced for $30 billion of asset sales in 2016-18, assuming the successful completion of the combination.

In addition to divestments, Shell has taken impactful decisions in 2015 to reduce longer term, low return upstream positions, such as the exit from Alaska exploration for the foreseeable future, cancellation of Carmon Creek heavy oil project, and exit from shales positions in multiple countries.”

Shell’s fourth quarter and full year 2015 results and fourth quarter 2015 dividend are scheduled to be announced on 4 February 2016. A Shell General Meeting in relation to the proposed combination is scheduled for 27 January 2016 in The Hague, The Netherlands.

The statements relating to expected “CCS earnings excluding identified items”, “Cash flow from operating activities” and “Income attributable to Royal Dutch Shell plc shareholders” represent Profit Estimates under the City Code on Takeovers and Mergers (the “City Code”). Please refer to the Appendix to this announcement for further detail on these estimates.

Royal Dutch Shell plc	4

Notes:

The financial information in this announcement is preliminary and subject to further internal and external review before the publication of Shell’s fourth quarter 2015 and full year 2015 figures.

Royal Dutch Shell plc	5

APPENDIX

Basis of preparation

The Profit Estimates are based on:

•	the unaudited condensed consolidated interim financial statements of Shell for the nine month period ended 30 September 2015 included in the interim results announcement issued by Shell on 29 October 2015; and

•	the unaudited management accounts of Shell for the three month period ended 31 December 2015.

The basis of accounting used is consistent with the accounting policies of Shell.

Earnings on a current cost of supplies (“CCS”) basis excluding identified items is a non-GAAP measure typically reported in the Group’s quarterly and annual financial results. This non-GAAP financial measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with IFRS. To calculate Earnings on a CCS basis excluding identified items, GAAP earnings are firstly adjusted on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Secondly, CCS earnings are then adjusted to exclude Identified Items which comprise divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring costs, and further selective items deemed appropriate.

Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write offs), new investments in joint ventures and associates, new finance leases and other adjustments.

The reconciliation of capital investment to capital expenditure for the 12 months ended December 31, 2015, is as follows:

Approximately, in $ billion
Total capital investment	29

Investments in joint ventures and associates	(1)
Exploration expense, excluding exploration wells written off	(3)
Finance leases	—
Other	1

Capital expenditure	26

Royal Dutch Shell plc	6

CAUTIONARY STATEMENT

The release, presentation, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction.

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the recommended combination of Royal Dutch Shell plc (“Shell”) and BG Group plc (“BG”) (the “Combination”) or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Combination in any jurisdiction in contravention of applicable laws. Investors should not make any investment decision except on the basis of information in the prospectus published by Shell in connection with the Combination. Copies of the prospectus are available from the registered office of Shell and in electronic form at www.shell.com, subject to certain access restrictions applicable to persons resident outside the UK.

No statement in this announcement should be interpreted to mean that cash flow or earnings per share for the current or future financial years would necessarily match or exceed the historical published cash flow or earnings per share for Shell or BG, as appropriate.

All amounts shown throughout this announcement are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘Profit Estimates’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, January 20, 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

In accordance with Rule 26.1 of the Code, a copy of this announcement is also available on the website of Shell at: www.shell.com. For the avoidance of doubt, the contents of the website referred to in this announcement are not incorporated into and do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

January 20, 2016

Contacts:

-	Investor Relations: International + 31 (0) 70 377 4540; North America +1 713 241 1042

-	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc	7